Media General, Inc.

333 E. Franklin Street

Richmond, Virginia 23219

(804) 887-5000

October 3, 2013

Via Electronic Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel

Re:      Media General, Inc.

Registration Statement on Form S-4

File No. 333-190051

Dear Mr. Spirgel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Media General, Inc. (“Media General”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4 to 5:30 p.m. Washington, D.C. time, on Thursday, October 3, 2013, or as soon thereafter as it is practicable.

Media General acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Media General from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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Media General may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MEDIA GENERAL, INC.

By:	/s/ Andrew C. Carington
Name: Andrew C. Carington
Title: Vice President, General Counsel and Secretary